One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

March 22, 2019

VIA EDGAR AND UPS NEXT-DAY AIR DELIVERY

Ms. Stacie Gorman

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate Commodities

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	InPoint Commercial Real Estate Income, Inc.

Draft Registration Statement on Form S-11

Submitted December 21, 2018

CIK No. 0001690012

Dear Ms. Gorman:

This letter sets forth the confidential response of our client, InPoint Commercial Real Estate Income, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 20, 2019, which provided comments to the draft registration statement on Form S-11 (the “DRS”) that confidentially was submitted to the SEC on December 21, 2018. The Company has prepared and publicly filed herewith its Registration Statement on Form S-11 (the “Registration Statement”). Capitalized terms not otherwise defined herein have the meaning assigned to such terms in the Registration Statement. For your convenience, we have included your comments below, followed by the Company’s responses thereto.

Form S-11 filed December 21, 2018

Cover Page

1. Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Alston & Bird LLP	www.alston.com

Atlanta   |   Beijing   |   Brussels   |   Charlotte   |   Dallas   |   Los Angeles   |   New York   |   Raleigh   |   San Francisco   |   Silicon Valley   |   Washington, D.C.

March 22, 2019

Response: The Company notes that no written communications of the type described above have been prepared. If and when such written communications are prepared, the Company supplementally will provide copies thereof to the SEC.

2. Comment: We note your disclosure throughout that the fees may vary for shares sold through certain participating broker-dealers. It appears this would ultimately impact the prices at which shares are sold to investors. Please provide us your analysis as to how the prospectus contains adequate disclosure on the price of shares to investors in the offering given the possibility of these potential fee variations.

Response: The Company notes that, as disclosed throughout the prospectus which forms a part of the Registration Statement (the “Prospectus”), “[e]ach class of shares will be sold at the then-current transaction price, plus applicable upfront selling commissions and dealer manager fees.” The Company submits that the Prospectus provides prospective stockholders with adequate disclosure about both the transaction price and the applicable upfront selling commissions and dealer manager fees.

First, as disclosed throughout the Prospectus, prior to the date (the “NAV Pricing Date”) on which the Company determines its net asset value (“NAV”), the transaction price for each class of shares of the Company’s common stock shall be $25.00. Following the NAV Pricing Date, the transaction price generally shall be the prior month’s NAV per share for such class. As disclosed in the Prospectus, the Company generally will publish the NAV per share for each class of shares of its common stock on or before the 15th calendar day of each month.

Second, as noted by the Staff, the upfront selling commissions and dealer manager fees payable by prospective shareholders will vary depending on (i) the class of shares purchased and (ii) whether the Company’s dealer manager, Inland Securities Corporation (the “Dealer Manager”) or the applicable participating broker-dealer has chosen to waive some or all of the upfront selling commissions and dealer manager fees. The variances in upfront fees payable on the different classes of shares of the Company’s common stock are disclosed under “What is the difference between the Class A, Class T, Class S, Class D and Class I shares of common stock being offered?” on page 10 of the Prospectus. The Company has revised the disclosure appearing under this same heading to more clearly inform investors of the potential opportunity to receive discounts on the upfront fees. The new disclosure states that “[b]efore making your investment decision, please consult with your investment adviser regarding your account type, the class of common stock you may be eligible to purchase and whether you may be eligible for a discount on the upfront selling commissions and dealer manager fees.” The maximum upfront selling commissions and dealer manager fees and the potential for discounts thereon payable in connection with each class of shares is also disclosed in the “Plan of Distribution” section of the Prospectus.

The Company respectfully submits that, taken together, routine publication of the transaction price for the applicable class of shares, ample disclosure of the maximum amount of upfront selling commissions and dealer manager fees payable in connection with each class of shares, and explicit direction that a prospective stockholder should contact his or her investment adviser prior to making any share purchase provides adequate information regarding the share purchase price, including whether it is discounted due to any waiver by Dealer Manager or the applicable participating broker-dealer of some or all of the upfront selling commissions or dealer manager fees. The Company further notes that the net proceeds to the Company for shares sold in the offering will always be the transaction price for the class of shares being purchased.

March 22, 2019

3. Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, Blackstone Real Estate Income Trust, Inc. (Letter September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response: Acknowledged. The Company confirms that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, in connection with its share repurchase program. To the extent the Company has any questions in connection with such analysis, it will contact the Division’s Office of Mergers and Acquisitions.

4. Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

Response: Acknowledged. The Company confirms that it is responsible for analyzing the applicability of Regulation M to its share repurchase program. To the extent that the Company has any questions in connection with such analysis, it will contact the Division of Trading and Markets.

Prospectus Summary

What is your relationship with the Inland Real Estate Group of Companies, Inc. and Sound Point Capital Management, LP?, page 1

5. Comment: We note that your advisor has delegated certain duties to the sub-advisor. Please file the agreement with your sub-advisor as an exhibit, as required under Item 601(b)(10) of Regulation S-K, or provide a detailed analysis explaining why you do not have a beneficial interest in such agreement.

Response: The Company has filed a form of the First Amended and Restated Sub-Advisory Agreement between Inland InPoint Advisor, LLC (the “Advisor”) and SPCRE InPoint Advisors, LLC as Exhibit 10.2 to the Registration Statement. The Company has made a Confidential Treatment Request in connection with this agreement.

March 22, 2019

Estimated Use of Proceeds, page 67

6. Comment: Please provide a separate use of proceeds table based on each class of shares you are offering. Please quantify the distribution and stockholder services fee in a footnote to each respective table, as applicable.

Response: The Company has revised the disclosure beginning on page 68 of the Prospectus as requested.

Investment Portfolio

Real Estate Securities, page 87

7. Comment: We note that as of September 20, 2018, 74 percent of your portfolio had a credit rating of BB- or was not rated at all. We further note the disclosure in your Form 10-Q for the quarterly period ended September 30, 2018 that you continually evaluate the underlying quality of the loans securing your CMBS. Please expand your disclosure to discuss the types of loans underlying your CMBS and the internal risk rating attributed to such loans.

In your response, confirm whether such analysis is the same as the credit analysis you perform on your commercial mortgage loan portfolio. Please apply this comment to future periodic filings as applicable.

Response: The Company has revised its disclosure on page 91 of the Prospectus around its CMBS portfolio in response to the Staff’s comment. In addition, the Company revised its disclosure around its CMBS portfolio in its Annual Report on Form 10-K on page 37, which is incorporated by reference into the Prospectus.

The Company confirms that it performs a review of the credit quality of its CMBS on at least a quarterly basis. However, an internal rating number, as with its commercial mortgage loans, was not previously assigned to its CMBS. Beginning as of December 31, 2018 and as described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company assigned an internal rating to its CMBS, which is consistent with the internal rating for its commercial mortgage loans.

Net Asset Value Calculation and Valuation Guidelines, page 124

8. Comment: We note that you have engage third parties to provide independent validations of the inputs and assumptions you use and to evaluate the reasonableness of the advisor’s NAV calculations. Please tell us what consideration you have given to identifying the third parties as experts and filing their consents. Please refer to Section 7(a) and Rule 436 of the Securities Act.

Response: The Company will name the entity that will serve as the independent valuation advisor (the “Valuation Advisor”) in a future pre-effective amendment to the Registration Statement. As disclosed on page 128 of the Prospectus, the Company will engage the Valuation Advisor to serve as its independent valuation advisor with respect to its real estate loans. At the end of each quarter, the independent valuation advisor will review the reasonableness of the interest rate spreads and internal valuations of the Company’s real estate loans as prepared by the Sub-Advisor. The Company has added new disclosure to the “Experts” section of the

March 22, 2019

Prospectus to describe the role of the Valuation Advisor in the valuation process and the Company will file a consent of the Valuation Advisor as an Exhibit to a future pre-effective amendment to the Registration Statement (as noted in the Exhibit Index to the Registration Statement) pursuant to which the Valuation Advisor will consent to the use of its name by the Company in the Registration Statement and to the disclosure regarding the services that it provides. The Company notes, however, that as disclosed on page 129 of the Prospectus, “[t]he Advisor estimates the fair value of [the Company’s] loan portfolio in accordance with the methodologies contained in [the Company’s] valuation guidelines approved by [its] board of directors.” Consistent with the foregoing disclosure, the Valuation Advisor will assist the Advisor in such valuation by independently validating the inputs and assumptions used by the Advisor and by evaluating the reasonable of the Advisor’s ultimate validation. The Advisor will not, however, rely on any independent valuation of the Company’s portfolio prepared by the Valuation Advisor. Accordingly, the Company does not expect that the Valuation Advisor will expertise any future valuation of the Company’s loan portfolio because it will not be “named as having prepared or certified any part of the registration statement” under Section 7(a) of the Securities Act.

The Company has revised the disclosure on page 11 of the Prospectus related to how its CRE securities investments will be valued.

In addition, the Prospectus discloses that the Valuation Advisor will assist the Company with the calculation of NAV each month, but it is not appropriate for this assistance to be expertised disclosure because the monthly NAV is not based on a report, valuation or opinion of the Valuation Advisor. Rather, the Valuation Advisor is only providing assistance with the mathematical calculation performed by the Company.

9. Comment: We note your disclosure that your process of determining NAV involves the calculation of various components, including the fair value of investments, properties, and liabilities. Please tell us if your NAV disclosure will provide investors with a breakdown of each of these components, and, if so, supplementally provide us with an example. Please also tell us how often you will update your disclosure on these components and what type of disclosure you plan to provide investors on the assumptions used in valuing the various components.

Response: The Company confirms that it will provide the requested disclosure in future monthly NAV prospectus supplements. The Company supplementally has provided a template of such NAV disclosure, including a breakdown of each of the components referenced by the Staff.

Part III. Information Not Required in Prospectus

Item 33, Recent Sales of Unregistered Securities, page II-1

10. Comment: Please revise to briefly describe all of the facts relied upon to make the Rule 506 Regulation D exemption available. Refer to Item 701(d) of Regulation S-K.

Response: The Company has revised the disclosure in Item 33 in response to the Staff’s comment. The Company offered shares in its private offering only to persons that are “accredited investors” as that term is defined under Rule 501 of Regulation D, and the Company refrained from using any general solicitation in connection with its private placement of such shares.

March 22, 2019

Sincerely,

/s/ ROSEMARIE A. THURSTON

Rosemarie A. Thurston

CC:	Cathleen Hrtanek, InPoint Commercial Real Estate Income, Inc.

Jason Goode, Alston & Bird LLP